Exhibit 3.3

AMENDMENT TO THE

AMENDED AND RESTATED CODE OF REGULATIONS

OF PREFORMED LINE PRODUCTS COMPANY

Article VIII of the Amended and Restated Code of Regulations of Preformed Line Products Company is hereby amended and restated, effective as of May 10, 2016, in its entirety as follows:

Article VIII

Amendments

This Code of Regulations may be amended or repealed or new regulations may be adopted: (a) at any meeting of shareholders called for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal, except that Sections 1 and 5 (Number and Classification; Removal) of Article III may be amended or repealed only by the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power on such proposal or (b) by the Board of Directors (to the extent permitted by the Ohio Revised Code).

4839-2153-9976.1